OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 27) (1)

NORDSON CORPORATION
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
655663 10 2
(CUSIP Number)
For the year ended December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1)	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.	655663 10 2	13G	Page 2	of	5 Pages

1	NAMES OF REPORTING PERSONS: ERIC T. NORD

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES OF AMERICA

	5	SOLE VOTING POWER:

NUMBER OF		1,891,368

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		981,261

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,891,368

WITH:	8	SHARED DISPOSITIVE POWER:

		981,261

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,872,629

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13G

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

28601 Clemens Road
Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Eric T. Nord

Item 2(b).	Address of Principal Business Office or, if None, Residence:

28601 Clemens Road
Westlake, Ohio 44145

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned: 2,872,629

(b)	Percent of Class: 8.6%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,891,368

(ii)	Shared power to vote or to direct the vote: 981,261

(iii)	Sole power to dispose or to direct the disposition of: 1,891,368

(iv)	Shared power to dispose or to direct the disposition of: 981,261

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Eric T. Nord holds 481,340 of the Common Shares covered by this Schedule as testamentary trustee under the will of Walter G. Nord, the founder of Nordson Corporation. Eric T. Nord is entitled for his lifetime to receive the net income, and may receive discretionary distributions of principal, from the shares. Upon his death, he has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit.

Eric T. Nord and William D. Ginn hold 349,145 of the Common Shares covered by this Schedule as trustees of the Eric and Jane Nord Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Eric T. Nord holds 632,116 of the Common Shares covered by this Schedule as a trustee of The Nord Family Foundation. Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 7, 2006
/s/ Eric T. Nord
Eric T. Nord

5